Press Release
Strong sales performance and double digit EPS growth marking the achievement of the 2022 profitability milestone
Paris, February 3, 2023
Q4 2022 sales growth of 2.6% at CER and business EPS(1) growth of 17.4% at CER
•Specialty Care grew 18.1% driven by Dupixent® (€2,402 million, +42.1%) and new product launches
•Vaccines sales (-16.3%) reflecting influenza and PPH sales phasing (Q3 influenza sales: up 32.4%) as well as ramp up of non-consolidated Vaxelis® sales
•General Medicines core assets up 8.0% while GBU sales were lower (-3.7%) mainly due to Lantus® and spin-off of EUROAPI
•CHC sales increased 6.6% driven by double-digit growth of Digestive Wellness, Cough & Cold and Allergy categories
Full-year 2022 delivered 7.0% sales growth and 17.1% business EPS growth at CER
•Sales grew to €42,997 million driven by Dupixent® (€8,293 million, +43.8%), adding €3 billion of incremental sales, Vaccines up 6.3% in line with the mid-term growth objective as well as CHC strategy execution (+8.6%)
•Mid-term BOI margin target of 30% and cost savings objective of €2.5 billion achieved
•Business EPS(1) of €8.26 up 25.9% on a reported basis and 17.1% at CER
•IFRS EPS of €5.37 (up 8.0%)
•Board held on February 2, proposes annual dividend of €3.56, an increase of 6.9%
Progress on Corporate Social Responsibility strategy in Q4
•Positive phase 2/3 results of acoziborole with the potential to further transform the treatment of sleeping sickness
•Accelerating our ambition towards net zero emissions by 5 years, now targeting 2045
Key R&D milestones and regulatory achievements in Q4
•Dupixent® approved in Europe for prurigo nodularis and CHMP positive opinion for eosinophilic esophagitis
•Beyfortus® (nirsevimab) approved in Europe for the prevention of RSV disease in all infants
•VidPrevtyn® Beta approved in Europe as a booster for the prevention of COVID-19 in adults
•Enjaymo® approved in Europe in adult patients with cold agglutinin disease (CAD)
Full-year 2023 business EPS guidance
•Sanofi expects 2023 business EPS(1) to grow low single digit(2) at CER, barring unforeseen major adverse events. Applying average January 2023 exchange rates, the currency impact on 2023 business EPS is estimated between -3.5% to -4.5%
Sanofi Chief Executive Officer, Paul Hudson, commented:
“We closed 2022, marking the successful execution of the first chapter of our 6-year ‘Play to Win’ strategy. Specialty Care delivered the highest sales among our businesses. Dupixent® and Vaccines continue to be our leading growth drivers. We are particularly proud of the progress we made in R&D transformation with multiple approvals of transformative medicines and new product launches across Specialty Care. At the same time, we keep delivering strong proof points of our improved financial performance underpinned by the achievement of the 30% BOI margin. Moving to the next chapter of our strategy, we are looking forward to the planned launches of Altuviiio® and Beyfortus® as well as key pivotal readouts, including the COPD indication for Dupixent®. With the view on the expected entrants of generic competition for Aubagio® in the coming months, we remain confident in our outstanding commercial capabilities, including the ambition to reach sales of 10 billion euros for Dupixent® in 2023, enabling us to guide to low single-digit EPS growth for the year.”

	Q4 2022	Change	Change at CER	2022	Change	Change at CER
IFRS net sales reported	€10,725m	+7.3%	+2.6%	€42,997m	+13.9%	+7.0%
IFRS net income reported	€1,460m	+29.1%	_	€6,720m	+8.0%	—
IFRS EPS reported	€1.16	+28.9%	_	€5.37	+8.0%	—
Free cash flow(3)	€2,546m	+0.2%	_	€8,483m	+4.8%	—
Business operating income	€2,724m	+20.7%	+15.0%	€13,040m	+21.7%	+13.3%
Business net income(1)	€2,141m	+23.8%	+17.6%	€10,341m	+25.9%	+17.0%
Business EPS(1)	€1.71	+23.9%	+17.4%	€8.26	+25.9%	+17.1%
Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (definition in Appendix 9). (1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (definition in Appendix 9). The consolidated income statement for Q4 2022 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (2) 2022 business EPS was €8.26; (3) Free cash flow is a non-GAAP financial measure (definition in Appendix 9).

2022 fourth-quarter and full-year Sanofi sales
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Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER1
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In the fourth quarter of 2022, Sanofi sales were €10,725 million, up 7.3% on a reported basis. Exchange rate movements had a positive effect of 4.7 percentage points, mainly due to the U.S. dollar. At CER, company sales were up 2.6%.
In 2022, Sanofi sales reached €42,997 million, up 13.9% on a reported basis. Exchange rate movements had a positive effect of 6.9 percentage points. At CER, company sales were up 7.0%.

Global Business Units
Fourth-quarter 2022 net sales by Global Business Unit (variation at CER; € million; % of total sales)
Fourth-quarter 2022 net sales by geographic region (variation at CER; € million; % of total sales)
Fourth-quarter 2022 operating income
Fourth-quarter business operating income (BOI) increased 20.7% to €2,724 million. At CER, BOI increased 15.0%. The ratio of BOI to net sales increased 2.8 percentage point to 25.4% (25.3% at CER). In 2022, BOI increased 21.7% to €13,040 million. At CER, BOI increased 13.3%. The ratio of business operating income to net sales increased 1.9 percentage point to 30.3% (30.0% at CER).
1 See Appendix 9 for definitions of financial indicators.

Pharmaceuticals
Fourth-quarter Pharmaceutical sales increased 7.3% to €7,793 million, mainly driven by the Specialty Care portfolio (up 18.1%) with continued strong performance of Dupixent® while sales in General Medicines decreased 3.7%. In 2022, Pharmaceuticals sales increased 6.9% to €30,688 million reflecting the strong performance of Specialty Care and General Medicines core assets.
Specialty Care
Dupixent

Net sales (€ million)	Q4 2022	Change at CER	2022	Change at CER
Total Dupixent®	2,402	+42.1%	8,293	+43.8%
In the fourth quarter, Dupixent® (collaboration with Regeneron) sales increased 42.1% to €2,402 million. In the U.S., Dupixent® sales of €1,890 million (up 43.8%) were driven by continued strong demand in the approved indications, atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP) and the strong launches of AD in children as young as 6 months as well as eosinophilic esophagitis and prurigo nodularis. Dupixent® total prescriptions (TRx) increased 34% (year-over-year) and new-to-brand prescriptions (NBRx) grew 48%. In Europe, fourth-quarter Dupixent® sales grew 33.2% to €249 million reflecting continued growth in AD, asthma and CRSwNP. In the Rest of the World region, fourth-quarter sales reached €263 million, up 40.1%, driven mainly by sales in Japan and China. Full-year 2022 Dupixent® sales reached €8,293 million, up 43.8%.
Neurology and Immunology

Net sales (€ million)	Q4 2022	Change at CER	2022	Change at CER
Aubagio®	493	-4.6%	2,031	-4.3%
Lemtrada®	17	-15.8%	80	-8.5%
Kevzara®	79	-17.6%	339	+11.8%
Total Neurology and Immunology	589	-7.0%	2,450	-2.5%
Fourth-quarter and full-year 2022 Neurology and Immunology sales decreased 7.0% (to €589 million) and 2.5%, respectively, mainly due to lower Aubagio® sales.
Aubagio® sales decreased 4.6% in the fourth quarter to €493 million mainly due to lower sales in the Rest of the World region as a result of generic competition in Canada. In the U.S., generics of teriflunomide could enter the market on March 12, 2023, as settled with generic makers in 2017. In Europe, teriflunomide generic competition is expected in the fourth quarter of 2023.
Fourth-quarter Kevzara® (collaboration with Regeneron) sales decreased 17.6% to €79 million due to lower sales in Europe and the Rest of the World region. This is due to a high base in the fourth quarter of 2021 which benefitted from a temporary increased global demand for IL-6 receptor blockers.
Rare Disease

Net sales (€ million)	Q4 2022	Change at CER	2022	Change at CER
Myozyme® / Lumizyme®	216	-17.7%	958	-8.8%
Fabrazyme®	240	+3.6%	938	+5.2%
Cerezyme®	159	-8.3%	707	+2.6%
Cerdelga®	71	+1.5%	288	+6.7%
Aldurazyme®	65	+1.6%	267	+6.6%
Nexviazyme®/Nexviadyme®	65	+306.7%	196	–
Others Rare Disease	34	+126.7%	91	+11.0%
Total Rare Disease	850	+1.8%	3,445	+5.7%
In the fourth quarter, Rare Disease sales increased 1.8% to €850 million driven by the launch of XenpozymeTM. Full-year 2022 Rare Disease sales increased 5.7% reflecting growth across all three geographic regions and across all franchises.
Fourth-quarter sales of the Pompe franchise increased 0.4% to €281 million driven by the ramp up of Nexviazyme®/Nexviadyme® in the U.S., Europe and Japan. Sales of Nexviazyme®/Nexviadyme® were

€65 million in the fourth quarter (of which €49 million in the U.S.). Myozyme®/Lumizyme® sales decreased 17.7% to €216 million as a result of the conversion to Nexviazyme® in the eligible Pompe population (late-onset disease).
Sales of the Gaucher franchise decreased 5.6% (to €230 million) in the fourth quarter. Cerezyme® sales were down 8.3% to €159 million, mainly reflecting lower sales in the Rest of the World region due to unfavorable shipping patterns. Cerdelga® sales were up 1.5% driven by new patients and Cerezyme® switch.
Fourth-quarter Fabrazyme® sales increased 3.6% to €240 million, reflecting growth in the U.S. and the Rest of the World region.
XenpozymeTM (olipudase alfa) was launched in the U.S., some European countries and Japan in 2022 as the first and only enzyme replacement therapy for the treatment of non-Central Nervous System (CNS) manifestations of Acid Sphingomyelinase. Fourth-quarter and full-year 2022 sales were €17 million and €21 million, respectively.
Oncology

Net sales (€ million)	Q4 2022	Change at CER	2022	Change at CER
Jevtana®	87	-24.5%	391	-20.0%
Sarclisa®	86	+55.6%	294	+60.2%
Fasturtec®	47	+7.3%	177	+8.6%
Libtayo®	—	-100.0%	88	-34.1%
Total Oncology	221	-11.7%	952	-1.5%
Fourth-quarter Oncology sales decreased 11.7% (to €221 million) reflecting the end of consolidation of Libatyo® sales from the beginning of July. Excluding Libtayo®, Oncology sales were up 3.4% with Sarclisa® being the main driver. Full-year 2022 Oncology sales decreased 1.5% and increased 3.8% when excluding Libtayo® sales in both years.
Sanofi stopped consolidating Libtayo® non-U.S. sales from the third quarter of 2022 following the restructuring of its immuno-oncology collaboration with Regeneron Pharmaceuticals, Inc. Under the amended and restated license and collaboration agreement, Regeneron has obtained worldwide exclusive license rights to Libtayo®. Prior, the companies had split equally Libtayo®’s worldwide operating profits and co-commercialized Libtayo® in the U.S., with Sanofi solely responsible for commercialization in the rest of the world.
Fourth-quarter Sarclisa® sales were €86 million, up 55.6% primarily driven by performance in the U.S. Europe and Japan.
Fourth-quarter Jevtana® sales decreased 24.5% to €87 million due to the entry of generic competition in Europe at the end of March 2021 and lower sales in the U.S., reflecting increased competition. In the U.S., Jevtana® is currently covered by four Orange Book listed patents US 7,241,907, US 8,927,592, US 10,583,110 and US 10,716,777. Sanofi filed patent infringement suits under Hatch-Waxman against generic filers asserting the ‘110 patent, the ‘777 patent and the '592 patent in the US District Court for the District of Delaware. Sanofi has reached settlement agreements with most of the defendants and the suit against the only remaining defendant Sandoz is ongoing. In August 2022, the district court dismissed Sanofi’s infringement claim related to the ‘592 patent. A 3-day trial took place on January 11-13 2023 and Sandoz has agreed not to launch any generic cabazitaxel product until the earlier of a district court decision in favor of Sandoz or four months after the completion of the post-trial briefing.

Rare Blood Disorders

Net sales (€ million)	Q4 2022	Change at CER	2022	Change at CER
Eloctate®	138	-9.2%	580	-5.9%
Alprolix®	141	+14.2%	504	+10.4%
Cablivi®	62	+52.6%	211	+20.7%
EnjaymoTM	11	–	22	–
Total Rare Blood Disorders	352	+11.3%	1,317	+5.6%
Fourth quarter and full-year 2022 Rare Blood Disorders franchise sales increased 11.3% (to €352 million) and 5.6% respectively, driven by Alprolix®, Cablivi® and the launch of Enjaymo™, more than offsetting lower Eloctate® sales.

Eloctate® sales were €138 million in the fourth quarter, down 9.2% reflecting lower sales in the U.S. due to competitive pressure.
Fourth-quarter Alprolix® sales were up 14.2% to €141 million driven by the Rest of the World region which includes sales to Sobi.
Cablivi® sales increased by 52.6% to €62 million in the fourth quarter supported by the performance in the U.S.
Fourth-quarter and full-year sales of Enjaymo™, the first approved treatment for patients with cold agglutinin disease were €11 million and €22 million, respectively (launched in the U.S. and Japan in 2022 and approved in Europe in November 2022).
General Medicines
Fourth-quarter General Medicines sales decreased 3.7% to €3,379 million. The deconsolidation of EUROAPI2 third party sales had a negative impact of -3.6 percentage point (ppt) and divestments of non-core assets -0.7 ppt. Fourth-quarter Industrial sales were €177 million, down 22.7% and reflected deconsolidation of EUROAPI third party sales from May 10.
Full-year 2022 General Medicines sales decreased 4.2% to €14,231 million. The deconsolidation of EUROAPI third party sales had a negative impact of -2.4ppt and divestments of non-core assets -0.8ppt in 2022. In 2022, Industrial sales were €620 million, down 26.2% and reflected deconsolidation of EUROAPI third party sales. In 2022, core assets3 sales accounted for 47% of General Medicines sales compared with 43% in 2021 (excluding Industrial sales).
Core assets

Net sales (€ million)	Q4 2022	Change at CER	2022	Change at CER
Lovenox®*	289	-13.1%	1,310	-13.8%
Toujeo®	272	+13.9%	1,117	+9.8%
Plavix®	245	+11.7%	983	+2.5%
Praluent®	96	+70.9%	376	+65.1%
Thymoglobulin®	118	+26.4%	446	+16.9%
Multaq®	104	-6.1%	383	+4.3%
Mozobil®	69	+3.2%	261	+4.3%
Soliqua®	55	-5.6%	215	+1.5%
Rezurock®	63	+180.0%	207	–
Others	287	+3.4%	1,091	-0.2%
Total core assets	1,598	+8.0%	6,389	+5.2%
*Excluding Auto generics
In the fourth quarter and full-year 2022, core assets3 sales increased 8.0% (to €1,598 million) and 5.2%, respectively, mainly driven by growth of Praluent®, Toujeo®, Thymoglobulin® and as well as the strong performance of Rezurock®, partially offset by lower sales of Lovenox®.
Fourth-quarter Lovenox® sales decreased 13.1% to €289 million, reflecting lower COVID-19 related demand compared to 2021, leading to a decrease of the Low Weight Molecular Heparins market. At the same time biosimilar competition increased.
Fourth-quarter Toujeo® sales increased 13.9% to €272 million, due to strong growth in the Rest of the World region primarily driven by China reflecting increasing demand and a favorable basis for comparison. In Q4 2021, sales in China were impacted by price and inventory adjustment in anticipation of the Volume Based Procurement (VBP) for insulins. Sales in the U.S. were down 7.5% reflecting lower average price in the fourth quarter which more than offset volume growth.
Plavix® sales were up 11.7% in the fourth quarter at €245 million, reflecting consistent volume growth in China (sales up 21.6% to €108 million) which largely offset lower sales in Europe and also Japan where the product was impacted by a mandatory price cut at the beginning of April.
Praluent® fourth-quarter sales were €96 million, up 70.9%, driven by performance in Europe and an accelerated ramp-up in China due to the inclusion in the National Reimbursement Drug List (NRDL) effective January 2022.
2 EUROAPI third party sales were deconsolidated from May 10
3 Sanofi has prioritized core assets in its General Medicines portfolio with differentiated and/or established profiles that have significant opportunity for growth in key markets.

Multaq® fourth-quarter sales decreased 6.1% to €104 million, reflecting a negative price effect in the U.S. despite higher volume.
Fourth-quarter Soliqua® sales were €55 million, down 5.6% due to lower sales in the U.S. which more than offset growth in the Rest of the World region. Soliqua® was approved in January in China and Sanofi will work with Chinese authorities to get access to patients through inclusion into the NRDL.
Sales of Rezurock® were €63 million in the fourth quarter. Since launch more than 1400 patients have been treated with Rezurock® (representing more than 30% of current addressable patient population) with strong persistency rates.
Non-core assets

Net sales (€ million)	Q4 2022	Change at CER	2022	Change at CER
Lantus®*	429	-27.6%	2,259	-14.4%
Aprovel®/Avapro®	104	-9.8%	478	+7.6%
Other non-core assets	1,071	-1.8%	4,485	-7.7%
Total non-core assets	1,604	-10.8%	7,222	-9.0%
In the fourth quarter, non-core assets sales decreased 10.8% to €1,604 million reflecting divestments (-1.9 ppt), and lower sales of Lantus® in the U.S. In 2022, non-core assets sales decreased 9.0% (and 7.4% excluding divestments), reflecting VBP impact in China on Lantus®, Eloxatin® and Taxotere® sales as well as lower Lantus® sales in the U.S.
Lantus® sales were €429 million, down 27.6% in the fourth quarter. In the U.S., sales decreased 56.7%, impacted by prior formulary losses as well as by erosion of the basal insulin market. In Rest of the World region, sales were down 7.7% reflecting the insulin VBP in China starting in May this year.
In China, Sanofi participated in the VBP tender for basal insulin analogues in November 2021 and was among the bidding winners in Group A with Toujeo® and Lantus®. In China, fourth-quarter Toujeo® and Lantus® sales were €51 million (up 18.6%), mainly reflecting higher Toujeo® sales which benefited from growing demand and a favorable base of comparison due to price and inventory adjustment in the fourth quarter of 2021 in anticipation of the VBP. In 2022, Toujeo® and Lantus® sales were €447 million (down 10.7%), mainly reflecting lower Lantus® sales which benefitted from higher volumes at significantly lower prices.
Fourth-quarter Aprovel®/Avapro® sales were down 9.8% to €104 million mainly due to lower sales in the Rest of the World region.
Pharmaceuticals business operating income
In the fourth quarter, business operating income (BOI) of Pharmaceuticals increased 19.1% to €2,490 million (up 15.1% at CER). The ratio of BOI to net sales increased by 1.8 percentage point to 32.0% (32.4% at CER), reflecting an improvement of the gross margin ratio, moderate growth of SG&A expenses despite continued increase in R&D expenses. In 2022, business operating income of Pharmaceuticals increased 17.4% to €11,043 million (up 10.5% at CER). The ratio of BOI to net sales increased by 1.1 percentage point to 36.0% (36.0% at CER).

Vaccines

Net sales (€ million)	Q4 2022	Change at CER	2022	Change at CER
Influenza vaccines (incl. Fluzone® HD/ Efluelda®, Fluzone®, Flublok®, Vaxigrip®)	802	-32.0%	2,977	+2.4%
Polio/Pertussis/Hib vaccines (incl. Hexaxim® / Hexyon®, Pentacel®, Pentaxim® and Imovax®)	443	-16.9%	2,285	+2.5%
Meningitis vaccines (incl. Menactra®, MenQuadfi®)	110	+14.3%	703	-3.6%
Booster vaccines (incl. Adacel ®)	148	+12.1%	587	+11.3%
Travel and endemic vaccines	121	+28.6%	510	+57.8%
Other vaccines	92	+309.1%	167	+86.9%
Total Vaccines	1,716	-16.3%	7,229	+6.3%
Fourth-quarter Vaccines sales decreased 16.3% (to €1,716 million) mainly reflecting accelerated supply phasing of influenza vaccines between the third and the fourth quarter 2022. In 2022, Vaccines sales were up 6.3%, reflecting progressive recovery of Travel and Booster vaccines.
Influenza vaccines sales decreased 32.0% to €802 million in the fourth quarter and accounted for 30% of northern hemisphere sales in the second half of 2022 compared to 45% in the fourth quarter of 2021.
New manufacturing capacity in the U.S. allowing for a new record year for influenza vaccines sales. This was again driven by continuous conversion to differentiated premium priced vaccines such as Fluzone® HD in the U.S. and Efluelda® in Europe that have demonstrated improved efficacy against a standard dose vaccine in randomized controlled trials. Full-year 2022 influenza sales reached €2,977 million.
In the fourth quarter, Polio/Pertussis/Hib (PPH) vaccines sales decreased -16.9% to €443 million reflecting lower sales in the Rest of the World region due to unfavorable purchasing pattern. In addition, Pentaxim® sales in China decreased due to the COVID disruption. In the U.S. Vaxelis® continues to capture market share progressively replacing pentavalent vaccines in the primary series of infant immunization. As a reminder, Vaxelis® in-market sales are not consolidated and the profits are shared equally between Sanofi and Merck & co. Full-year 2022 PPH sales reached €2,285 million.
Fourth-quarter Meningitis sales increased 14.3% to €110 million, reflecting significant growth in the Rest of the World region. In the U.S., Meningitis sales benefited from favorable purchasing pattern.
Booster vaccines sales increased 12.1% in the fourth quarter to €148 million, driven by the Rest of the World region.
Fourth-quarter Travel and endemic vaccines sales increased 28.6% to €121 million, reflecting growth across all geographies in a post pandemic environment.
Sales of Other Vaccines were €92 million (up +309.1%) in the fourth quarter and included also sales of the recently approved monovalent recombinant-protein COVID-19 booster vaccine VidPrevtyn® Beta.

Vaccines business operating income
In the fourth quarter, business operating income (BOI) decreased 8.3% (down 13.6% at CER) to €599 million compared to the same period of last year, reflecting earlier time to market of flu vaccines sales, higher R&D expenses related to the mRNA center of excellence which were partially offset by the capital gain generated by the sale of the Japanese encephalitis vaccine, a non-core vaccine. BOI to net sales ratio was 34.9% (34.3% at CER) versus 33.2% in the fourth quarter of 2021.
In 2022, BOI of Vaccines increased 21.4% (up 9.8% at CER) to €3,168 million reflecting strong sales growth, gross margin improvement, moderate SG&A evolution despite higher R&D costs. The ratio of BOI to net sales was 43.8% (42.6% at CER) versus 41.3% in 2021.

Consumer Healthcare

Net sales (€ million)	Q4 2022	Change at CER	2022	Change at CER
Allergy	156	+15.0%	734	+10.5%
Cough & Cold	132	+11.2%	478	+46.3%
Pain Care	303	+8.7%	1,213	+7.9%
Digestive Wellness	306	+12.0%	1,318	+12.4%
Physical and Mental Wellness	124	-8.5%	562	+0.7%
Personal Care	157	+8.3%	586	+2.3%
Non-Core / Others	38	-29.1%	189	-27.4%
Total Consumer Healthcare	1,216	+6.6%	5,080	+8.6%
In the fourth quarter, Consumer Healthcare (CHC) sales increased 6.6% to €1,216 million driven by growth in all regions. This global performance includes a positive price effect of 4.7 percentage points (ppt). The divestments of non-core products had a negative impact of 0.9 ppt in the fourth quarter mainly impacting the Non-core/others category. (The CHC organic sales growth was 7.5% in the fourth quarter excluding divestments impact). In 2022, CHC sales increased 8.6% supported by double-digit growth in Europe and the Rest of the World region. In 2022, the divestments of non-core products had a negative impact of 1.0 ppt. (The CHC organic sales growth was 9.6% in 2022 excluding divestments impact).
In the U.S., fourth-quarter CHC sales increased 3.9% to €326 million driven by Digestive Wellness and Personal Care categories.
In Europe, fourth-quarter CHC sales increased 8.7% to €371 million mainly reflecting double-digit growth of Cough & Cold season and Digestive Wellness categories.
In Rest of World, fourth-quarter CHC sales increased 6.6% to €519 million, supported by double-digit growth of Pain Care and Allergy categories.

CHC business operating income
In the fourth quarter, business operating income (BOI) of CHC increased 27.9% (up 25.5% at CER) to €381 million, driven by solid sales performance, moderate SG&A growth as well as higher capital gains related to divestments of non-strategic assets. The ratio of BOI to net sales increased 4.5 percentage points to 31.3% (31.6% at CER) versus the fourth quarter of 2021. In 2022, BOI of CHC increased 21.2% (up 15.8% at CER) to €1,810 million mainly driven by sales growth and higher capital gains related to divestments of non-strategic assets. The ratio of BOI to net sales increased 2.2 percentage points to 35.6% (35.6% at CER).
Company sales by geographic region

Sanofi sales (€ million)	Q4 2022	Change at CER	2022	Change at CER
United States	4,671	+8.7%	18,275	+12.2%
Europe	2,636	-5.6%	9,999	+2.4%
Rest of the World	3,418	+2.4%	14,723	+4.8%
of which China	578	+2.3%	3,123	+6.2%
of which Japan	406	+10.9%	1,613	+3.1%
of which Brazil	204	+4.9%	927	-2.0%
of which Russia	172	-0.7%	674	+0.7%
Total Sanofi sales	10,725	+2.6%	42,997	+7.0%
In the U.S., fourth-quarter sales increased 8.7% (to €4,671 million), supported by the strong performance of Specialty Care driven by Dupixent®.
In Europe, fourth-quarter sales decreased 5.6% (to €2,636 million) reflecting lower flu vaccines sales and deconsolidation of Libtayo® sales, partially offset by Dupixent® and CHC performance.
In the Rest of World region, fourth-quarter sales increased 2.4% (to €3,418 million), reflecting the performance of Specialty Care driven by Dupixent®, growth of General Medicines core assets and CHC which largely offset lower Vaccines sales. Sales in China increased 2.3% to €578 million, driven by Dupixent®, Praluent®, Plavix® and Toujeo® which more than offset the VBP impact on Lantus® and lower Vaccines sales. In Japan, fourth-quarter sales increased 10.9% to €406 million mainly driven by the growth of Dupixent®, Sarclisa® and CHC. In Brazil, fourth-quarter sales were up 4.9% driven by General Medicines core-assets. Full-year 2022 sales in Brazil were down 2.0% reflecting lower Vaccines and Lovenox® sales. In Russia, fourth-quarter sales decreased 0.7% to 172 million. In March 2022, Sanofi has stopped any new spending not related to the supply of its essential and life-changing medicines and vaccines in Russia. This includes all advertising and promotional spending.

R&D update at the end of the fourth quarter 2022

Regulatory update
•The European Commission (EC) approved Beyfortus® (nirsevimab) for the prevention of respiratory syncytial virus (RSV) lower respiratory tract disease in newborns and infants during their first RSV season. RSV is a common and highly contagious seasonal virus, infecting nearly all children by the age of two. Beyfortus® is the first and only single-dose RSV protective option for the broad infant population, including those born healthy, at term or preterm, or with specific health conditions. Beyfortus® was also granted approval in the United Kingdom.
•The U.S. Food and Drug Administration (FDA) accepted the Biologics License Application (BLA) for Beyfortus® for the prevention of respiratory syncytial virus (RSV) lower respiratory tract disease in newborns and infants entering or during their first RSV season and for children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season.
•The EC expanded the marketing authorization for Dupixent® (dupilumab) in the European Union to treat adults with moderate-to-severe prurigo nodularis (PN) who are candidates for systemic therapy. With this approval, Dupixent® is the first and only targeted medicine specifically indicated to treat PN in Europe and the U.S.
•The European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for Dupixent®, recommending the approval in Europe, to treat adults and adolescents with eosinophilic esophagitis (EoE).
•VidPrevtyn® Beta was approved by the EC, as a booster for the prevention of COVID-19 in adults who have previously received an mRNA or adenoviral COVID-19 vaccine. Designed to provide broad protection against multiple variants, the protein-based COVID-19 booster vaccine is based on the Beta variant antigen and includes GSK’s pandemic adjuvant.
•The EC granted marketing authorization for Enjaymo® (sutimlimab) for the treatment of adult patients with cold agglutinin disease (CAD), a rare, serious, and chronic autoimmune hemolytic anemia.
•Regeneron announced that the FDA approved Libtayo® (cemiplimab-rwlc) in combination with platinum-based chemotherapy for the first-line treatment of adult patients with advanced non-small cell lung cancer (NSCLC) with no EGFR, ALK or ROS1 aberrations.This approval triggered Sanofi receiving a $100 million regulatory milestone payment

Portfolio update
Phase 3:
•The Dupixent® Phase 3 results in adults and adolescents with eosinophilic esophagitis (EoE) were published in the New England Journal of Medicine. Dupixent is the first and only targeted medicine indicated in the U.S. to treat EoE patients aged 12 and older, weighing at least 40 kg.
•The tolebrutinib Phase 3 trial in nrSPMS (non-relapsing secondary progressive multiple sclerosis, HERCULES) was fully recruited in December 2022. Non-relapsing SPMS is an area of highest unmet need in MS as no approved treatments are currently available. Sanofi continues to recruit in PERSEUS, the trial for PPMS (primary progressive MS), outside of the U.S.
•The URSA study, a randomized, double blind, placebo-controlled trial evaluating the efficacy and safety of tolebrutinib in patients with moderate-to-severe myasthenia gravis (MG) was discontinued after careful evaluation of the emerging competitive treatment landscape in MG.

Phase 2:
•The study evaluating eclitasertib (RIPK1 inhibitor) in patients with ulcerative colitis (UC) enrolled its first participants.
•Sanofi decided to terminate its collaboration program with Revolution Medicines for the development of SAR442720 (SHP2 inhibitor) for the treatment of solid tumors, following a pipeline review and reprioritization of projects.

Phase 1:
•The development program for SAR444419 (anti-TNFa/IL-6 Nanobody® VHH) in inflammatory indication was initiated.
•The study evaluating SAR444559, an anti-CD38 mAb of next generation in inflammatory indication enrolled its first participants.
•The study of the anti PD1/IL-15 fusion protein, SAR445877 (formerly known as KD050, entering our pipeline through Kadmon acquisition) in patients with solid tumors enrolled its first participants.

•The study evaluating the safety and tolerability of intravenous SAR446159 (also known as ABL301), an anti-alpha-synuclein/IGF1R mAb in Parkinson’s Disease, was initiated in collaboration with ABL Bio.
•The randomized, double-blind study evaluating the safety, tolerability, and activity of SAR439459 (anti-TGFb mAb), for the treatment of Osteogenesis Imperfecta, was initiated.
•Three Phase 1/2 studies with different LNP formulations evaluating the safety and immunogenicity of Quadrivalent Influenza mRNA vaccine in adults, enrolled their first participants.
•The Phase 1/2 study evaluating the safety and immunogenicity of the RSV mRNA vaccine in older adults, formulated with 2 different LNPs, enrolled its first participants.

Acquisitions and major collaborations
•Sanofi and Innate Pharma announced an expansion of their collaboration, with Sanofi licensing a natural killer (NK) cell engager program targeting B7H3 from Innate’s ANKETTM (Antibody-based NK Cell Engager Therapeutics) platform. Sanofi will also have the option to add up to two additional ANKETTM targets. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.

An update of the R&D pipeline at as of Dec 31, 2022, is available on our website: https://www.sanofi.com/en/science-and-innovation/research-and-development

Corporate Social Responsibility update at the end of the fourth quarter 2022

Access to medicines
Positive Phase 2/3 results of acoziborole with the potential to further transform the treatment of sleeping sickness
Sanofi has collaborated with the World Health Organization (WHO) since 2001, with the objective to contribute to eliminate sleeping sickness, or Human African Trypanosomiasis (HAT), by 2030.
Sleeping sickness is a neglected tropical disease, which affects mostly poor populations living in remote rural areas of sub-Saharan Africa. If left untreated, the parasitic disease is usually fatal. Since the start of Sanofi’s collaboration with the WHO, the number of cases of sleeping sickness has fallen by 97%, from 26,950 in 2001 to 805 in 2021, dropping below 1,000 for the fourth consecutive year. Through Sanofi's partnership with the World Health Organization (WHO), the company supports disease management, including screening of populations, disease awareness campaign, capacity building, as well as drug donation.
In September 2020, Sanofi and the Drugs for Neglected Diseases initiative (DNDi) signed an agreement to develop and roll out acoziborole, a single dose treatment administered at the point of diagnosis making it a potential game-changer to support the sustainable elimination of the disease once approved. This new chemical entity has been tested in Phase 2/3 clinical studies in Democratic Republic of Congo and Guinea. The results, which were published in the Lancet Infectious Diseases medical journal in November 2022, showed that the 18-month treatment success rate for acoziborole was 95% in late-stage g-HAT patients. The study shows that acoziborole has a favorable safety profile, with no significant drug-related safety signals being reported.
Upon approval, acoziborole could replace fexinidazole, also developed by Sanofi and DNDi and first approved in 2018. Fexinidazole is a ten-day once-a-day treatment that is effective in both the first and the second stages of the disease in adults and children aged six years and older.

Environment
Accelerating our ambition towards net zero emissions by 5 years, now targeting 2045
Sanofi is accelerating its efforts to address climate change and now build the road to net zero emissions across all operations (scope 1 & 2) and the entire value chain (scope 3) by 2045. This is an acceleration of 5 years compared to Sanofi’s previous commitment towards net zero emissions by 2050.
This new commitment will be building on years of work to reduce the environmental footprint of its products and activities. The progress of Sanofi’s environmental strategy is disclosed in appendix 10: CSR dashboards.

ESG ratings
Sanofi has been recognized again on the 2022 CDP’s Climate Change A List for its commitment and transparency in the fight against climate change. In addition, Sanofi has also achieved the leadership score (A-) for its actions to protect water resources.
Sanofi has also been awarded the 2022 Terra Carta Seal. The Seal is being awarded to companies from around the world who are driving innovation and leadership in their industry and tackling climate change. All recipients must have credible transition roadmaps underpinned by globally recognised, scientific metrics for achieving net zero by 2050 or earlier and have ambitions aligned with those of the Terra Carta, a recovery plan for Nature, People and Planet.

Additionally, in recognition of Sanofi’ continued CSR strategy implementation, a few of Sanofi’s ESG rankings have been positively updated:

Fourth-quarter and full-year 2022 financial results
Business Net Income4
In the fourth quarter of 2022, Sanofi generated net sales of €10,725 million, an increase of 7.3% (up 2.6% at CER). Full-year 2022 net sales were €42,997 million up 13.9% (up 7.0% at CER).
Fourth-quarter other revenues increased 73.6% (up 58.2% at CER) to €731 million, including increased VaxServe sales of non-Sanofi products of €413 million (up 27.4% at CER). In 2022, other revenues increased 69.2% (up 51.9% at CER) to €2,392 million, including VaxServe sales of non-Sanofi products of €1,567 million (up 28.5% at CER).
Fourth-quarter Gross Profit increased 11.2% (up 5.4% at CER) to €7,722 million. The gross margin ratio increased 2.5 percentage point to 72.0% versus the same period of 2021, reflecting positive currency effect, improvement of the Pharmaceuticals gross margin ratio (which increased from 75.4% to 77.1%) driven by favorable product mix and efficiency gains and Vaccines gross margin ratio (58.9% from 56.0%), benefitting from a favorable comparison basis. CHC gross margin ratio increased 0.2 percentage point to 62.7%. In 2022, the gross margin ratio increased 2.4 percentage points to 73.7% (73.1% at CER) driven by Pharmaceuticals and Vaccines.
Research and Development (R&D) expenses were up 15.0% (up 10,1% at CER) to €1,823 million in the fourth quarter, reflecting increased expenses in pharmaceuticals priority assets and early-stage projects as well as in Vaccines. In 2022, R&D expenses increased 17.8% to €6,706 million (up 12.3% at CER).
Fourth-quarter selling general and administrative expenses (SG&A) increased 5.0% to €2,895 million. At CER, SG&A expenses were stable, reflecting efficiency measures which more than offset increased commercial investments in Specialty Care growth drivers. In the fourth quarter, the ratio of SG&A to sales decreased 0.6 percentage point to 27.0% compared to the prior year. In 2022, SG&A expenses increased 9.8% to €10,492 million (up 3.3% at CER) and the ratio of SG&A to sales was 0.9 percentage point lower at 24.4% compared to 2021.
Fourth-quarter and full-year 2022 operating expenses were €4,718 million, (up 8.6% and 3.7% at CER) and €17,198 million (up 12.8% and 6.6% at CER).
Fourth-quarter other current operating income net of expenses was €-276 million versus €-356 million in the fourth quarter of 2021. Other current operating income net of expenses included an expense of €659 million (versus an expense of €444 million in the fourth quarter of 2021) corresponding to the share of profit to Regeneron of the monoclonal antibodies Alliance, additional share of profit paid by Regeneron towards development costs (which increased from 10% to 20% from April 1st) and the reimbursement of commercialization-related expenses incurred by Regeneron. In the fourth quarter, this line also included €227 million of net capital gains related to portfolio streamlining compared to €61 million in the same period of 2021.
In 2022, other current operating income net of expenses was €-1,514 million versus €-946 million in 2021 and included €615 million of net capital gains related to portfolio streamlining compared to €318 million in 2021. In 2022 expense associated with the monoclonal antibodies Alliance with Regeneron was €2,367 million, which compared with an expense of €1,429 million in 2021 (see appendix 7 for further details).
The fourth-quarter and full-year share of profit from associates was €6 million and €88 million versus €18 million and €39 million in the same periods of 2021, respectively, and included the share of U.S. profit related to Vaxelis®.
Fourth-quarter business operating income4 (BOI) increased 20.7% to €2,724 million. At CER, BOI increased 15.0%. The ratio of BOI to net sales increased 2.8 percentage points to 25.4%. In 2022, BOI was €13,040 million, up 21.7% (up 13.3% at CER). In 2022, the ratio of business operating income to net sales increased 1.9 percentage point to 30.3% (30.0% at CER).
Net financial expenses were €-28 million and €-234 million in the fourth quarter and full-year 2022, respectively, versus €-83 million and €-328 million in the same periods of 2021.
Fourth-quarter effective tax rate was 20,6% versus 20.5% in the same periods of 2021. Full-year 2022 effective tax rate was 19.3% versus 20.9% in 2021. Sanofi expects its effective tax rate to be around 19% in 2023.
Fourth-quarter business net income4 increased 23.8% to €2,141 million and increased 17.6% at CER. The ratio of business net income to net sales increased 2.7 percentage points to 20.0% versus the fourth quarter of 2021. In 2022, business net income increased 25.9% to €10,341 million and increased 17.0%
4See Appendix 3 for 2022 fourth-quarter consolidated income statement; see Appendix 9 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

at CER. The ratio of business net income to net sales increased 2.4 percentage points to 24.1% versus 2021.
In the fourth quarter of 2022, business earnings per share4 (EPS) was €1.71, up 23.9% on a reported basis (up 17,4% at CER). The average number of shares outstanding was 1,254.0 million versus 1,254.9 million in the fourth quarter of 2021. In 2022, business earnings per share8 was €8.26, up 25.9% on a reported basis and up 17.1% at CER. The average number of shares outstanding was 1,251.9 million versus 1,252.5 million in 2021.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In 2022, the IFRS net income was €6,720 million. The main items excluded from the business net income were:
•An amortization charge of €2,053 million related to fair value remeasurement on intangible assets of acquired companies (primarily Genzyme: €535 million, Bioverativ: €377 million, Boehringer Ingelheim CHC business: €188 million, Ablynx: €168 million and Kadmon €159 million) and to acquired intangible assets (licenses/products: €334 million). These items have no cash impact on the Company.
•An impairment of intangible assets of €1,700 million of which €1,586 million are related to SAR444245 recorded in the third quarter.
•An upfront payment of $900 million (€856 million) and a regulatory milestone payment of $100 million (€96 million) received by Sanofi from Regeneron following the restructuring of the Immuno-Oncology agreement and collaboration. These items are included in Consolidated income statements line Other Operating Income (see Appendix 7).
•Restructuring costs and similar items of €1,336 million related to streamlining initiatives.
•Other gains and losses, and litigation charge of €370 million, mainly including costs related to major litigations (including the estimated future defense costs relating to the Zantac® litigation).
•A €962 million tax effect arising from the items listed above, mainly comprising €771 million of deferred taxes generated by amortization and impairments of intangible assets and €231 million associated with restructuring costs and similar items (see Appendix 4).

Capital Allocation
In 2022, free cash flow before restructuring, acquisitions and disposals decreased by 10.8% to €8,902 million, after net changes in working capital (€-477 million) and capital expenditures (€-1,594 million). After acquisitions5 (€-824 million), proceeds from disposals5 (€1,531 million) and payments related to restructuring and similar items (-€1,126 million), free cash flow6 increased 4.8% to €8,483 million. After the acquisition of Amunix (-€875 million), the dividend paid by Sanofi (-€4,168 million), net debt decreased from €9,983 million at December 31, 2021 to €6,437 million at December 31, 2022 (amount net of €12,736 million cash and cash equivalents).
5 Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
6 non-GAAP financial measure (definition in Appendix 9).

Forward-Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

Appendix 1:	Fourth-quarter and full-year 2022 sales by GBU, franchise, geographic region and product
Appendix 2:	Fourth-quarter and full-year 2022 business net income statement
Appendix 3:	Fourth-quarter and full-year 2022 consolidated income statement
Appendix 4:	Reconciliation of IFRS net income reported to business net income
Appendix 5:	Change in net debt
Appendix 6	Simplified consolidated balance sheet
Appendix 7	Other current operating income net of expenses – Regeneron Alliances
Appendix 8:	Currency sensitivity
Appendix 9:	Definitions of non-GAAP financial indicators
Appendix 10:	CSR Dashboards

Media Relations
Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com
Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com
Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com
Chrystel Baude | + 33 6 70 98 70 59 | chrystel.baude@sanofi.com
Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com
Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com
Kate Conway | + 1 508 364 4931 | kate.conway@sanofi.com

Investor Relations
Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com
Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com
Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com
Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com
Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com
Tarik Elgoutni| + 1 617 528 8427 | Tarik.Elgoutni@sanofi.com

Appendix 1: 2022 fourth-quarter and full-year net sales by GBU, franchise, geographic region and product

Q4 2022 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	2,402	+42.1%	+55.1%	1,890	+43.8%	249	+33.2%	263	+40.1%
Aubagio	493	-4.6%	+3.1%	357	0.0%	123	-1.6%	13	-58.8%
Lemtrada	17	-15.8%	-10.5%	5	-16.7%	5	-16.7%	7	-14.3%
Kevzara	79	-17.6%	-13.2%	44	+11.1%	25	-32.4%	10	-44.4%
Neurology & Immunology	589	-7.0%	+0.2%	406	+0.8%	153	-8.9%	30	-49.2%
Cerezyme	159	-8.3%	-12.2%	50	-2.2%	56	-8.2%	53	-12.0%
Cerdelga	71	+1.5%	+6.0%	40	0.0%	28	0.0%	3	+25.0%
Myozyme	216	-17.7%	-15.0%	73	-26.7%	99	-4.8%	44	-27.1%
Nexviazyme	65	+306.7%	+333.3%	49	+214.3%	8	+800.0%	8	0.0%
Fabrazyme	240	+3.6%	+7.6%	123	+4.8%	58	-1.7%	59	+6.7%
Aldurazyme	65	+1.6%	+3.2%	16	-6.7%	21	0.0%	28	+7.4%
Rare Disease	850	+1.8%	+3.9%	355	+4.6%	282	+3.3%	213	-3.3%
Jevtana	87	-24.5%	-20.9%	59	-25.4%	7	-58.8%	21	+4.5%
Fasturtec	47	+7.3%	+14.6%	31	+12.0%	12	0.0%	4	0.0%
Libtayo	—	-100.0%	-100.0%	—	0.0%	1	-100.0%	(1)	-100.0%
Sarclisa	86	+55.6%	+59.3%	35	+52.4%	27	+30.0%	24	+100.0%
Oncology	221	-11.7%	-7.9%	125	-3.4%	47	-42.3%	49	+20.0%
Alprolix	141	+14.2%	+24.8%	101	+3.4%	—	0.0%	40	+50.0%
Eloctate	138	-9.2%	-2.1%	97	-14.7%	—	0.0%	41	+5.1%
Cablivi	62	+52.6%	+63.2%	36	+73.7%	22	+21.1%	4	0.0%
Rare Blood Disorder	352	+11.3%	+20.5%	241	+4.3%	22	+21.1%	89	+30.8%
Specialty Care	4,414	+18.1%	+26.6%	3,017	+24.8%	753	+3.7%	644	+11.5%

Lovenox	289	-13.1%	-13.7%	3	-40.0%	154	-8.3%	132	-17.4%
Toujeo	272	+13.9%	+18.3%	69	-7.5%	106	+3.9%	97	+55.0%
Plavix	245	+11.7%	+10.4%	2	0.0%	25	-7.4%	218	+14.5%
Multaq	104	-6.1%	+5.1%	94	-6.7%	3	-40.0%	7	+50.0%
Thymoglobulin	118	+26.4%	+35.6%	76	+25.9%	9	0.0%	33	+37.5%
Mozobil	69	+3.2%	+9.5%	41	+2.8%	18	+20.0%	10	-16.7%
Praluent	96	+70.9%	+74.5%	—	0.0%	65	+46.7%	31	+180.0%
Soliqua/iGlarLixi	55	-5.6%	+1.9%	30	-15.6%	7	-12.5%	18	+21.4%
Rezurock	63	+180.0%	+215.0%	63	+180.0%	1	0.0%	(1)	0.0%
Others core assets	287	+3.4%	+8.7%	62	-21.1%	94	+1.1%	131	+23.0%
Core Assets	1,598	+8.0%	+11.8%	440	+4.8%	482	+2.3%	676	+14.7%
Lantus	429	-27.6%	-26.4%	115	-56.7%	104	-9.6%	210	-7.7%
Aprovel	104	-9.8%	-7.1%	2	-33.3%	20	-4.8%	82	-10.2%
Others non-core assets	1,071	-1.8%	-1.6%	112	-15.9%	269	-12.2%	690	+5.4%
Non-Core Assets	1,604	-10.8%	-10.0%	229	-43.3%	393	-11.2%	982	+0.9%
Industrial Sales	177	-22.7%	-19.5%	2	-75.0%	171	-18.3%	4	-70.0%
General Medicines	3,379	-3.7%	-1.5%	671	-18.9%	1,046	-6.8%	1,662	+5.5%

Pharmaceuticals	7,793	+7.3%	+12.6%	3,688	+13.7%	1,799	-2.6%	2,306	+7.2%

Polio / Pertussis / Hib	443	-16.9%	-18.4%	80	-31.4%	80	-1.2%	283	-16.3%
Booster Vaccines	148	+12.1%	+19.4%	73	+6.6%	39	-11.4%	36	+84.2%
Meningitis	110	+14.3%	+20.9%	54	-24.2%	5	0.0%	51	+79.3%
Influenza Vaccines	802	-32.0%	-26.6%	404	-9.6%	248	-46.6%	150	-39.6%
Travel and Endemic Vaccines	121	+28.6%	+33.0%	28	+62.5%	24	+47.1%	69	+13.8%
Vaccines	1,716	-16.3%	-12.6%	657	-11.6%	466	-22.9%	593	-15.0%

Allergy	156	+15.0%	+22.8%	91	+2.5%	7	0.0%	58	+41.5%
Cough and Cold	132	+11.2%	+13.8%	—	0.0%	74	+15.4%	58	+5.9%
Pain Care	303	+8.7%	+10.2%	56	-3.8%	141	+3.6%	106	+24.7%
Digestive Wellness	306	+12.0%	+10.9%	45	+20.6%	107	+18.5%	154	+6.0%
Physical Wellness	69	-15.2%	-12.7%	—	0.0%	7	-22.2%	62	-14.3%
Mental Wellness	55	+2.0%	+7.8%	14	0.0%	22	0.0%	19	+5.9%
Personal Care	157	+8.3%	+18.9%	126	+10.8%	—	-100.0%	31	+3.4%
Non-Core / Others	38	-29.1%	-30.9%	(6)	-700.0%	13	+9.1%	31	-23.3%
Consumer Healthcare	1,216	+6.6%	+9.5%	326	+3.9%	371	+8.7%	519	+6.6%

Company	10,725	+2.6%	+7.3%	4,671	+8.7%	2,636	-5.6%	3,418	+2.4%

2022 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	8,293	+43.8%	+58.0%	6,346	+41.6%	940	+44.4%	1,007	+56.6%
Aubagio	2,031	-4.3%	+3.9%	1,420	-3.8%	511	0.0%	100	-26.0%
Lemtrada	80	-8.5%	-2.4%	31	-20.0%	22	-8.3%	27	+8.7%
Kevzara	339	+11.8%	+18.1%	186	+23.0%	106	+2.9%	47	0.0%
Neurology & Immunology	2,450	-2.5%	+5.4%	1,637	-1.8%	639	+0.2%	174	-15.7%
Cerezyme	707	+2.6%	+3.5%	194	-0.6%	239	-2.0%	274	+9.0%
Cerdelga	288	+6.7%	+13.4%	160	+7.6%	111	+5.7%	17	+5.9%
Myozyme	958	-8.8%	-4.5%	318	-24.1%	408	-0.5%	232	+1.8%
Nexviazyme	196	+952.9%	+1052.9%	158	+833.3%	17	+750.0%	21	0.0%
Fabrazyme	938	+5.2%	+11.1%	471	+5.8%	228	+2.2%	239	+7.1%
Aldurazyme	267	+6.6%	+9.9%	61	0.0%	86	+2.4%	120	+13.3%
Rare Disease	3,445	+5.7%	+10.2%	1,367	+6.3%	1,104	+3.3%	974	+7.8%
Jevtana	391	-20.0%	-14.1%	275	-3.2%	33	-70.5%	83	-4.4%
Fasturtec	177	+8.6%	+16.4%	113	+12.2%	48	+4.3%	16	0.0%
Libtayo	88	-34.1%	-31.8%	—	0.0%	70	-34.3%	18	-33.3%
Sarclisa	294	+60.2%	+67.0%	127	+68.7%	88	+35.9%	79	+82.2%
Oncology	952	-1.5%	+4.4%	515	+12.0%	239	-27.5%	198	+15.4%
Alprolix	504	+10.4%	+21.7%	406	+8.7%	—	0.0%	98	+17.1%
Eloctate	580	-5.9%	+3.0%	450	-6.8%	—	0.0%	130	-3.0%
Cablivi	211	+20.7%	+28.7%	110	+21.0%	94	+16.0%	7	+200.0%
Rare Blood Disorder	1,317	+5.6%	+15.4%	983	+3.8%	94	+16.0%	240	+8.7%
Specialty Care	16,457	+19.4%	+29.1%	10,848	+22.7%	3,016	+8.9%	2,593	+20.6%

Lovenox	1,310	-13.8%	-11.8%	17	-48.3%	658	-5.8%	635	-19.9%
Toujeo	1,117	+9.8%	+15.3%	283	-3.1%	421	+7.1%	413	+23.7%
Plavix	983	+2.5%	+5.8%	9	-11.1%	101	-12.2%	873	+4.7%
Multaq	383	+4.3%	+16.4%	347	+5.5%	16	-27.3%	20	+26.7%
Thymoglobulin	446	+16.9%	+27.4%	269	+15.5%	34	0.0%	143	+24.8%
Mozobil	261	+4.3%	+12.0%	154	+6.2%	67	+11.7%	40	-11.4%
Praluent	376	+65.1%	+72.5%	55	+860.0%	229	+41.6%	92	+61.5%
Soliqua/iGlarLixi	215	+1.5%	+10.3%	119	-7.8%	29	0.0%	67	+23.5%
Rezurock	207	+815.0%	+935.0%	206	+815.0%	1	0.0%	—	0.0%
Others core assets	1,091	-0.2%	+5.0%	194	-30.8%	361	+3.4%	536	+14.4%
Core Assets	6,389	+5.2%	+10.8%	1,653	+11.6%	1,917	+2.9%	2,819	+3.7%
Lantus	2,259	-14.4%	-9.4%	757	-22.1%	426	-10.1%	1,076	-10.4%
Aprovel	478	+7.6%	+14.1%	7	-40.0%	82	-5.7%	389	+12.7%
Others non-core assets	4,485	-7.7%	-5.2%	412	-10.7%	1,129	-11.6%	2,944	-5.6%
Non-Core Assets	7,222	-9.0%	-5.5%	1,176	-18.6%	1,637	-10.9%	4,409	-5.5%
Industrial Sales	620	-26.2%	-23.3%	17	-63.4%	587	-21.9%	16	-63.6%
General Medicines	14,231	-4.2%	+0.1%	2,846	-4.2%	4,141	-6.9%	7,244	-2.5%

Pharmaceuticals	30,688	+6.9%	+13.8%	13,694	+15.9%	7,157	-0.8%	9,837	+2.8%

Polio / Pertussis / Hib	2,285	+2.5%	+5.8%	456	-13.8%	325	+6.9%	1,504	+7.2%
Booster Vaccines	587	+11.3%	+20.3%	330	+4.3%	154	+5.5%	103	+55.6%
Meningitis	703	-3.6%	+6.8%	531	-4.9%	15	+1400.0%	157	-8.2%
Influenza Vaccines	2,977	+2.4%	+13.3%	1,737	+8.2%	681	-6.4%	559	-0.4%
Travel and Endemic Vaccines	510	+57.8%	+66.7%	153	+57.0%	94	+123.8%	263	+42.7%
Vaccines	7,229	+6.3%	+14.3%	3,291	+3.0%	1,341	+9.7%	2,597	+8.4%

Allergy	734	+10.5%	+19.9%	439	+5.7%	55	+10.2%	240	+19.8%
Cough and Cold	478	+46.3%	+49.4%	—	0.0%	263	+69.2%	215	+24.4%
Pain Care	1,213	+7.9%	+11.0%	212	-4.1%	555	+8.3%	446	+13.4%
Digestive Wellness	1,318	+12.4%	+16.5%	144	+3.2%	432	+11.3%	742	+14.9%
Physical Wellness	324	-3.7%	+0.3%	—	0.0%	23	-20.7%	301	-2.0%
Mental Wellness	238	+7.6%	+12.8%	51	-2.2%	107	+8.0%	80	+13.8%
Personal Care	586	+2.3%	+12.9%	453	+2.3%	1	-75.0%	132	+5.0%
Non-Core / Others	189	-27.4%	-27.0%	(9)	-200.0%	65	-27.5%	133	-18.8%
Consumer Healthcare	5,080	+8.6%	+13.7%	1,290	+0.8%	1,501	+13.1%	2,289	+10.0%

Company	42,997	+7.0%	+13.9%	18,275	+12.2%	9,999	+2.4%	14,723	+4.8%

Appendix 2: Business net income statement

Fourth quarter 2022	Pharmaceuticals			Vaccines			Consumer Healthcare			Other(1)			Total Group
€ million	Q4 2022	Q4 2021	Change	Q4 2022	Q4 2021	Change	Q4 2022	Q4 2021	Change	Q4 2022	Q4 2021	Change	Q4 2022	Q4 2021	Change
Net sales	7,793	6,919	12.6%	1,716	1,964	-12.6%	1,216	1,111	9.5%	—	—	—%	10,725	9,994	7.3%
Other revenues	232	112	107.1%	479	295	62.4%	16	14	14.3%	4	—	—%	731	421	73.6%
Cost of Sales	(2,015)	(1,817)	10.9%	(1,184)	(1,159)	2.2%	(469)	(431)	8.8%	(66)	(64)	3.1%	(3,734)	(3,471)	7.6%
As % of net sales	(25.9)%	(26.3)%		(69.0)%	(59.0)%		(38.6)%	(38.8)%					(34.8)%	(34.7)%
Gross Profit	6,010	5,214	15.3%	1,011	1,100	-8.1%	763	694	9.9%	(62)	(64)	-3.1%	7,722	6,944	11.2%
As % of net sales	77.1%	75.4%		58.9%	56.0%		62.7%	62.5%					72.0%	69.5%
Research and development expenses	(1,328)	(1,185)	12.1%	(264)	(210)	25.7%	(56)	(49)	14.3%	(175)	(141)	24.1%	(1,823)	(1,585)	15.0%
As % of net sales	(17.0)%	(17.1)%		(15.4)%	(10.7)%		(4.6)%	(4.4)%					(17.0)%	(15.9)%
Selling and general expenses	(1,677)	(1,565)	7.2%	(272)	(248)	9.7%	(367)	(361)	1.7%	(579)	(584)	-0.9%	(2,895)	(2,758)	5.0%
As % of net sales	(21.5)%	(22.6)%		(15.9)%	(12.6)%		(30.2)%	(32.5)%					(27.0)%	(27.6)%
Other current operating income/expenses	(506)	(376)		121	5		39	11		70	4		(276)	(356)
Share of profit/loss of associates* and joint ventures	—	9		3	6		3	3		—	—		6	18
Net income attributable to non controlling interests	(9)	(6)		—	—		(1)	—		—	(1)		(10)	(7)
Business operating income	2,490	2,091	19.1%	599	653	-8.3%	381	298	27.9%	(746)	(786)	-5.1%	2,724	2,256	20.7%
As % of net sales	32.0%	30.2%		34.9%	33.2%		31.3%	26.8%					25.4%	22.6%

				Financial income and expenses									(28)	(83)
				Income tax expenses									(555)	(443)
				Tax rate**									20,6%	20,5%
				Business net income									2,141	1,730	23.8%
				As % of net sales									20.0%	17.3%

				Business earnings / share(in euros)***									1.71	1.38	23.9%
* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,254.0 million in the fourth quarter of 2022 and 1,254.9 million in the fourth quarter of 2021.

(1)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc…).

Appendix 2: Business net income statement

Full Year 2022	Pharmaceuticals			Vaccines			Consumer Healthcare			Other(1)			Total Group
€ million	FY 2022	FY 2021	Change	FY 2022	FY 2021	Change	FY 2022	FY 2021	Change	FY 2022	FY 2021	Change	FY 2022	FY 2021	Change
Net sales	30,688	26,970	13.8%	7,229	6,323	14.3%	5,080	4,468	13.7%	—	—	—%	42,997	37,761	13.9%
Other revenues	657	264	148.9%	1,666	1,095	52.1%	62	55	12.7%	7	—	—%	2,392	1,414	69.2%
Cost of Sales	(7,511)	(6,965)	7.8%	(4,101)	(3,430)	19.6%	(1,827)	(1,606)	13.8%	(253)	(250)	1.2%	(13,692)	(12,251)	11.8%
As % of net sales	(24.5)%	(25.8)%		(56.7)%	(54.2)%		(36.0)%	(35.9)%					(31.8)%	(32.4)%
Gross Profit	23,834	20,269	17.6%	4,794	3,988	20.2%	3,315	2,917	13.6%	(246)	(250)	-1.6%	31,697	26,924	17.7%
As % of net sales	77.7%	75.2%		66.3%	63.1%		65.3%	65.3%					73.7%	71.3%
Research and development expenses	(5,067)	(4,330)	17.0%	(936)	(712)	31.5%	(187)	(153)	22.2%	(516)	(497)	3.8%	(6,706)	(5,692)	17.8%
As % of net sales	(16.5)%	(16.1)%		(12.9)%	(11.3)%		(3.7)%	(3.4)%					(15.6)%	(15.1)%
Selling and general expenses	(5,923)	(5,326)	11.2%	(870)	(805)	8.1%	(1,478)	(1,388)	6.5%	(2,221)	(2,036)	9.1%	(10,492)	(9,555)	9.8%
As % of net sales	(19.3)%	(19.7)%		(12.0)%	(12.7)%		(29.1)%	(31.1)%					(24.4)%	(25.3)%
Other current operating income/expenses	(1,800)	(1,172)		132	128		152	111		2	(13)		(1,514)	(946)
Share of profit/loss of associates* and joint ventures	28	17		48	11		12	11		—	—		88	39
Net income attributable to non controlling interests	(29)	(49)		—	(1)		(4)	(5)		—	(1)		(33)	(56)
Business operating income	11,043	9,409	17.4%	3,168	2,609	21.4%	1,810	1,493	21.2%	(2,981)	(2,797)	6.6%	13,040	10,714	21.7%
As % of net sales	36.0%	34.9%		43.8%	41.3%		35.6%	33.4%					30.3%	28.4%

							Financial income and expenses						(234)	(328)
							Income tax expenses						(2,465)	(2,173)
							Tax rate**						19.3%	20.9%
							Business net income						10,341	8,213	25.9%
							As % of net sales						24.1%	21.7%

							Business earnings / share(in euros)***						8.26	6.56	25.9%

* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,251.9 million in the full year of 2022 and 1,252.5 million in the full year of 2021.

(1)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc…).

Appendix 3: Consolidated income statements

€ million	Q4 2022	Q4 2021	FY 2022	FY 2021
Net sales	10,725	9,994	42,997	37,761
Other revenues	731	421	2,392	1,414
Cost of sales	(3,734)	(3,475)	(13,695)	(12,255)
Gross profit	7,722	6,940	31,694	26,920
Research and development expenses	(1,823)	(1,585)	(6,706)	(5,692)
Selling and general expenses	(2,895)	(2,758)	(10,492)	(9,555)
Other operating income	778	192	2,403	859
Other operating expenses	(958)	(548)	(2,965)	(1,805)
Amortization of intangible assets	(457)	(420)	(2,053)	(1,580)
Impairment of intangible assets	(27)	(15)	(1,700)	(192)
Fair value remeasurement of contingent consideration	12	(5)	27	(4)
Restructuring costs and similar items	(170)	(326)	(1,336)	(820)
Other gains and losses, and litigation	(233)	(1)	(370)	(5)
Operating income	1,949	1,474	8,502	8,126
Financial expenses	(148)	(93)	(440)	(368)
Financial income	120	10	206	40
Income before tax and associates and joint ventures	1,921	1,391	8,268	7,798
Income tax expense	(407)	(268)	(1,503)	(1,558)
Share of profit/(loss) of associates and joint ventures	3	18	68	39
Net income	1,517	1,141	6,833	6,279
Net income attributable to non-controlling interests	57	10	113	56
Net income attributable to equity holders of Sanofi	1,460	1,131	6,720	6,223
Average number of shares outstanding (million)	1,254.0	1,254.9	1,251.9	1,252.5
IFRS Earnings per share (in euros)	1.16	0.90	5.37	4.97

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q4 2022	Q4 2021	FY 2022	FY 2021
Net income attributable to equity holders of Sanofi	1,460	1,131	6,720	6,223
Amortization of intangible assets (1)	457	420	2,053	1,580
Impairment of intangible assets (2)	27	15	1,700	192
Fair value remeasurement of contingent consideration (3)	35	5	53	4
Expenses arising from the impact of acquisitions on inventories	—	4	3	4
Income resulting from license-out (4)	(96)	—	(952)	—
Restructuring costs and similar items	170	326	1,336	820
Other gains and losses, and litigation	233	1	370	5
Tax effect of the items listed above:	(148)	(174)	(962)	(614)
Amortization and impairment of intangible assets	(143)	(95)	(771)	(415)
Fair value remeasurement of contingent consideration	2	(4)	(9)	(2)
Restructuring costs and similar items	(30)	(79)	(231)	(200)
Other tax effects	23	4	49	3
Other items	3	2	20	(1)
Business net income	2,141	1,730	10,341	8,213
IFRS earnings per share (5) (in euros)	1.16	0.90	5.37	4.97

(1)Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €430 million in the fourth quarter of 2022 and €397 million in the fourth quarter of 2021.
(2)In Q3 2022, impairment of €1,586 million related to SAR’245 Non-alpha IL2.
(3)In 2022, including non-controlling interest impact of €(80) million resulting from fair value adjustment of a contingent consideration in a subsidiary
(4)Upfront payment of $900 million (Q3 2022) and, regulatory milestone of 100m$ (Q4 2022) in connection with Libtayo license-out reported in the Consolidated income statements line Other Operating Income.
(5)Q4: Based on an average number of shares outstanding of 1,254.0 million in the fourth quarter of 2022 and 1,254.9 million in the fourth quarter of 2021.
    FY: Based on an average number of shares outstanding of 1,251.9 million in the full year of 2022 and 1,252.5 million in the full year of 2021.

Appendix 5: Change in net debt

€ million	FY 2022	FY 2021
Business net income	10,341	8,213
Depreciation & amortization & impairment of property, plant and equipment and software	1,587	1,469
Other items	(955)	220
Operating cash flow	10,973	9,902
Changes in Working Capital	(477)	1,475
Acquisitions of property, plant and equipment and software	(1,594)	(1,400)
Free cash flow before restructuring, acquisitions and disposals	8,902	9,977
Acquisitions of intangibles assets, investments and other long-term financial assets (1)	(824)	(1,488)
Restructuring costs and similar items paid	(1,126)	(1,060)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes (1)	1,531	667
Free cash flow	8,483	8,096
Acquisitions of investments in consolidated undertakings including assumed debt (2)	(1,192)	(5,298)
Proceeds from disposals of assets net of taxes (2)	101	—
Issuance of Sanofi shares	188	186
Acquisition of treasury shares	(497)	(382)
Dividends paid to shareholders of Sanofi	(4,168)	(4,008)
Other items (3)	631	213
Change in net debt	3,546	(1,193)
Beginning of period	9,983	8,790
Closing of net debt	6,437	9,983
(1)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(2)Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(3)In 2022, includes upfront payment of $900 million and regulatory milestone of $100 million received as part of Libtayo® license-out.

Appendix 6: Simplified consolidated balance sheet

Assets (€ million)	December 31, 2022	December 31, 2021	Liabilities & equity (€ million)	December 31, 2022	December 31, 2021
			Equity attributable to equity holders of Sanofi	73,144	68,681
			Equity attributable to non-controlling interests	368	350
			Total equity	73,512	69,031
			Long-term debt	14,857	17,123
Property, plant and equipment - Owned Assets	9,869	10,028	Non-current lease liabilities	1,904	1,839
Right-of-use assets	1,815	1,948	Non-current liabilities related to business combinations and to non-controlling interests	674	577
Intangible assets (including goodwill)	69,395	69,463	Non-current provisions and other non-current liabilities	6,341	6,721
Non-current income tax assets	242	175	Non-current income tax liabilities	1,979	2,039
Non-current financial assets & investments in associates and deferred tax assets	9,153	7,975	Deferred tax liabilities	1,344	1,617
Non-current assets	90,474	89,589	Non-current liabilities	27,099	29,916
			Accounts payable & Other current liabilities	18,834	17,397
			Current liabilities related to business combinations and to non-controlling interests	105	137
Inventories, accounts receivable and other current assets	20,916	19,854	Current income tax liabilities	574	309
Current income tax assets	374	612	Current lease liabilities	277	269
Cash and cash equivalents	12,736	10,098	Short-term debt and current portion of long-term debt	4,174	3,183
Current assets	34,026	30,564	Current liabilities	23,964	21,295
Assets held for sale or exchange	85	89	Liabilities related to assets held for sale or exchange	10	0
Total assets	124,585	120,242	Total equity and liabilities	124,585	120,242

Appendix 7: Other current operating income net of expenses – Regeneron Alliances

€ million	2022	2021
Monoclonal Antibodies Alliance
Income & Expense related to profit/loss sharing	(2,325)	(1,253)
Additional share of profit paid by Regeneron related to development costs	434	127
Regeneron commercial operating expenses reimbursement	(476)	(303)
Total: Monoclonal Antibody Alliance	(2,367)	(1,429)
Immuno-Oncology Alliance
Total Immuno-Oncology Alliance	16	68
Other Regeneron
Total others related to Regeneron (mainly Libtayo® and Zaltrap®) (1)	168	(12)
Total Regeneron Alliances	(2,183)	(1,373)
(1) This line excludes an upfront payment of $900 million and a regulatory milestone payment of $100 million received by Sanofi from Regeneron in connection with the Amended IO Discovery Agreement signed in June 2022. These items are included in the Consolidated income statements line Other Operating Income.

Appendix 8: Currency sensitivity
2023 business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	+0.05 USD/EUR	-EUR 0.17
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR0.03
Brazilian Real	+0.4 BRL/EUR	-EUR0.02
Russian Ruble	+10 RUB/EUR	-EUR 0.02
Currency exposure on Q4 2022 sales

Currency	Q4 2022
US $	45.2%
Euro €	21.1%
Chinese Yuan	5.1%
Japanese Yen	3.7%
Brazilian Real	1.9%
Mexican pesos	1.8%
Russian ruble	1.5%
Canadian $	1.5%
Australian $	1.2%
British Pound	1.2%
Others	15.8%
Currency average rates

	Q4 2021	Q4 2022	Change
€/$	1.144	1.021	-10.8%
€/Yen	130.065	144.203	+10.9%
€/Yuan	7.315	7.264	-0.7%
€/Real	6.387	5.372	-15.9%
€/Ruble	83.108	64.072	-22.9%

Appendix 9: Definitions of non-GAAP financial indicators
Company sales at constant exchange rates (CER)
When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.
We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to Company sales at constant exchange rates for the fourth quarter and the full-year 2022

€ million	Q4 2022	2022
Net sales	10,725	42,997
Effect of exchange rates	475	2,585
Company sales at constant exchange rates	10,250	40,412
Business net income
Sanofi publishes a key non-GAAP indicator. Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•expenses arising from the impact of acquisitions on inventories
•other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),
•restructuring costs and similar items(1),
•other gains and losses (including gains and losses on disposals of non-current assets(1)),
•costs or provisions associated with litigation(1),
•tax effects related to the items listed above as well as effects of major tax disputes,
•net income attributable to non-controlling interests related to the items listed above.
(1) Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Notes B.19. and B.20. to our consolidated financial statements.
Free cash flow
Free cash flow is a non-GAAP financial indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free Cash Flow is determined from the Business Net Income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.
1 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
2 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).

Reconciliation from net cash provided by/(used in) operating activities to free cash flow

€ million	2022	2021
Net cash provided by/(used in) operating activities in the Consolidated statements of cash flows(1)	10,526	10,522
Acquisition of property, plant and equipment and software	(1,656)	(1,516)
Acquisitions of intangibles assets, investments and other long-term financial assets(2)	(824)	(1,488)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes(2)	1,531	667
Repayment of lease liabilities	(291)	(149)
Others(3)	(803)	60
Free cash flow(4)	8,483	8,096
1 Most directly comparable IFRS measure to free cash flow.
2 Transactions up to €500 million per transaction.
3 In 2022, includes upfront payment of $900 million and regulatory milestone of $100 million received as part of Libtayo® license-out.
4 Non IFRS indicator (see definition in Appendix 9).

Appendix 10: CSR dashboards

Affordable access
Sanofi Global Health
	FY 2021	FY 2022
Malaria	•9,276,504 patients treated •23 countries	•2,835,392 patients treated •18 countries
Tuberculosis	•146,356 patients treated •28 countries	•138,593 patients treated •17 countries
NCD	•40,439 patients treated •16 countries	•185,151 patients treated •28 countries
Rare disease vials donation
	FY 2021	FY 2022
# Patients treated	1,083	1,122
#Vials donated	109,677	121,025
Global access Plan
	FY 2021	FY 2022
# of access plan	Pilot phase in progress	Global access plan initiated for 2 assets

R&D for unmet needs
Eradicate Polio
	FY 2021	FY 2022
# Inactivated Polio Vaccine (IPV) doses supplied	50.5 million IPV doses supplied to UNICEF for GAVI countries	47 million IPV doses supplied to UNICEF for GAVI countries
Sleeping sickness elimination
	FY 2021	FY 2022
# Patients tested	2 million	Data updated annually at Q2 23
# Patients treated	805
Pediatric cancer treatment development
	FY 2021	FY 2022
# of assets identified	2 assets identified, preclinical studies started	• 1 asset pre-clinical assessment complete • 1 asset in protocol preparation for clinical study • 1 additional asset identified for clinical development

Planet Care
Blister free vaccines
	FY 2021	FY 2022
% blister free syringe vaccines	29% of blister free syringe produced	33% of blister free syringe produced
Eco design
	FY 2021	FY 2022
# of Life Cycle Analysis (LCA)	4 LCAs completed	7 LCAs completed & 1 in progress Eco-design digital solution launched
Scope 1 & 2 emissions
	FY 2021	FY 2022
GHG reduction vs 2019%	-24.4%	-29.4%
Renewable electricity
	FY 2021	FY 2022
% electricity consumption from renewable sources	51.7%	62.0%
Eco car fleet
	FY 2021	FY 2022
% eco car fleet on total car fleet	26.2% eco-fleet	34.1% eco-fleet

In and beyond the workplace
	FY 2021	FY 2022
Diverse Senior Leadership
% of women	34.2% of our executives 40.1% of our senior leaders were women	37.2% of our executives 41.7% of our senior leaders were women
Engagement with communities
	FY 2021	FY 2022
# volunteers	4,975 volunteers	6,825 volunteers
# hours	26,906 hours	46,976 hours
From Leaders to Citizens
	FY 2021	FY 2022
KPI	Roll out planned in 2022	More than half of the leaders have completed the initial eLearning phase